Exhibit 99.1

Press Release

GasLog Ltd. announces changes in Senior Management

MONACO — Jan. 8, 2013 — GasLog Ltd. (“GasLog” and the “Company”) (NYSE: GLOG) today announced that the Board has appointed Paul Wogan as Chief Executive Officer. Mr. Wogan joined GasLog in February 2012 as Chief Strategy Officer and will now take over the day to day running of the Company from Peter G. Livanos who has served as both Chairman and CEO since the company’s IPO in April 2012. Mr. Livanos will continue in the role of Executive Chairman. In addition, the Board has appointed Simon Crowe as Chief Financial Officer as of April 1, 2013 and Graham Westgarth as Executive Vice President Operations and Strategy as of January 14, 2013. As part of the change in Senior Management, Philip Radziwill has stepped back from his executive position in the Company but will maintain his support of the Management through his position on the Board of GasLog. Both Peter G. Livanos and Philip Radziwill will continue to play a key role in guiding the strategy of the Company in the coming years.

Paul Wogan has 26 years’ experience in the shipping industry with many of those years spent leading large global shipping businesses. From 2004 to 2008 he was President of Teekay Tanker Services, which, with a fleet of 130 ships, was the largest commercial business unit of Teekay Shipping, a New York Stock Exchange listed company and one of the world’s largest tanker shipping companies. Prior to that he was CEO of Seachem Tankers, the world’s third largest chemical tanker company. In 2000 he was instrumental in arranging and executing the merger of Seachem with Odfjell ASA, forming the world’s largest chemical tanker and logistics company. Odfjell is listed on the Norwegian stock exchange. In 2008 he co-founded Sure Wind Marine Ltd. a company, which provides marine services to the offshore wind farm industry.

“We are delighted that Paul Wogan has accepted the role of CEO” said Peter G. Livanos. “His overall depth of business experience and strong background in the specialty shipping and tanker industry is a huge asset to the GasLog team.”

“This is a very exciting time for the Company and I am extremely honored to be leading the team through this next phase of growth” said Paul Wogan.

The newly appointed CFO, Simon Crowe, joins GasLog from Subsea 7, an engineering, construction and services contractor to the offshore energy industry, where he served as CFO from 2009 until July 2012. Until he takes over the role of CFO in April Simon will work alongside the current CFO, Henrik Bjerregaard, to ensure a smooth transition. Subsea 7 is a global business, listed on the Norwegian Stock Exchange that employs 12,000 people and operates in over 15 countries. In 2010 to 2011 alongside the CEO, he successfully led the Acergy/Subsea 7 merger and oversaw the post-merger integration. Previously, he was with Transocean Ltd. the world’s largest offshore drilling contractor, most recently as VP Strategy and Planning and prior to that as Finance Director for Transocean’s Europe and Africa operations. Simon is a member of the Chartered Institute of Management Accountants.  Henrik Bjerregaard, who has served as the Company’s CFO since November 1, 2007, will continue to serve in such capacity until April 1, 2013.

Peter G. Livanos said, “I would like to thank Henrik for his contribution to the Company’s growth over the last five years culminating in the Company’s public listing last year. We wish Henrik all the best of success in the future. At the same time we are delighted that Simon Crowe has accepted the role of CFO. His extensive capital market experience will be of great benefit to the Company in its next stage of its evolution.”

The newly appointed Executive Vice President, Operations and Strategy, Graham Westgarth joins GasLog from Teekay Shipping where he has been a member of the Teekay Senior Leadership team since February 1999. Most recently he was EVP of Innovation, Technology and Projects, which included commercial and operational responsibility for a number of FSO’s. From 2001 to 2010 he served as President, Teekay Marine Services with responsibility for 5,000 sea and shore staff and the technical management of 200 vessels. During this period he also spent a year as CEO of Teekay Petrojarl following its acquisition. Prior to Teekay, he was at Mærsk Company Limited from 1987 to 1999, the last 5 years of which were as General Manager of the Maersk UK flag fleet. Graham is the current Chairman of INTERTANKO, an industry organisation, which represents 80% of the world’s independent tanker owners and operators.

“We are extremely excited that Graham has agreed to join us” said Livanos. “Graham has extensive experience in growing and developing the operational capability of shipping businesses and this will serve us well as we enter a period of rapid expansion for our owned fleet.

Conference Call

GasLog will host a conference call at 11 a.m. Eastern Time (4 p.m. London Time) on Tuesday, January 8, 2013 to discuss the changes in Senior Management. The dial-in number is +1 646 254 3388  (New York, NY) and +44 207136 6283 (London, UK), passcode is 8274233. A live webcast of the conference call will also be available on the investor relations page of GasLog’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will be available from 3 p.m. Eastern Time (8 p.m. London Time) on January 8, 2013 until 11 p.m. Eastern Time on January 15, 2013 (4 a.m. London Time). The replay dial-in number is +1 347 366 9565 (New York) and +44 203 427 0598 (London). The replay passcode is 8274233.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 10 wholly-owned LNG carriers, including two ships delivered in 2010 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Contacts:
Peter G. Livanos (Chairman, GasLog, Monaco)
Phone: +377 97975120
Phone: +1 203-428-3231 (Jeff Grossman, Solebury Communications, NYC)
Email: ir@gaslogltd.com